

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 30, 2009

Frank B. Manning
President
Zoom Technologies, Inc.
207 South Street
Boston, MA 02111

      RE: Zoom Technologies, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed March 13, 2009, as amended
               File No. 000-18672

Dear Mr. Manning:

      We have completed our review of your preliminary proxy statement and have no further comments at this time.

               Sincerely,

               /s/ Celeste Murphy

               Celeste Murphy
               Legal Branch Chief

cc: <u>By facsimile to (866) 741-8182</u>
        Ralph V. De Martino, Esq.
        (Cozen O'Connor)